

November 21, 2013

<u>Via E-mail</u>
Robert Kasprzak
General Counsel
VRDT Corporation
12223 Highland Avenue, Suite 106-542
Rancho Cucamonga, California 91739

  Re: **VRDT Corporation**
     Current Report on Form 8-K
     Filed September 6, 2012
     File No. 000-52677

Dear Mr. Kasprzak:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Craig E. Slivka, for

         Pamela A. Long
         Assistant Director